FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 25, 2003, Series 2003-FF2	333-104153

Name of Person Filing the Document
(If Other than the Registrant)


03023863

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2003

FINANCIAL ASSET SECURITIES CORP.

By: /s/ Frank Skibo
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FF2

Marketing Materials

$870,453,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Chase Manhattan Mortgage Corp.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: June 13, 2003***

$870,453,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FF2

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[5]	Payment Window Call/Mat[5]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$531,906,000	Not Offered Hereby		AAA/Aaa	July 2033	Hybrid Senior
A-2	$233,304,000	Not Offered Hereby		AAA/Aaa	July 2033	Hybrid Senior
M-1	$39,466,000	Not Offered Hereby		AA/AA2	July 2033	Hybrid Subordinate
M-2	$35,081,000	4.37/4.64	37-74/37-108	A/A2	July 2033	Floating Rate Subordinate
M-3A	$5,000,000	4.34/4.49	37-74/37-89	A-/A3	July 2033	Floating Rate Subordinate
M-3F	$5,963,000	4.34/4.49	37-74/37-89	A-/A3	July 2033	Fixed Rate Subordinate
M-4A	$3,770,000	4.32/4.34	37-74/37-79	BBB+/Baa1	July 2033	Floating Rate Subordinate
M-4F	$5,000,000	4.32/4.34	37-74/37-79	BBB+/Baa1	July 2033	Fixed Rate Subordinate
M-5A	$3,500,000	3.89/3.89	37-67/37-67	BBB/Baa2	July 2033	Floating Rate Subordinate
M-5F	$7,463,000	3.89/3.89	37-67/37-67	BBB/Baa2	July 2033	Fixed Rate Subordinate
Total:	**$870,453,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3A, Class M-3F, Class M-4A, Class M-4F, Class M-5A and Class M-5F Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The Class A-1, Class A-2 and Class M-1 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class M-2, Class M-3A, Class M-3F, Class M-4A, Class M-4F, Class M-5A and Class M-5F Certificates are priced to call. The Class A-1, Class A-2 and Class M-1 Certificates are priced to the Roll Date. The margin on each of Class A-1 (if applicable), Class A-2 (if applicable), Class M-1 (if applicable), Class M-2, Class M-3A, Class M-4A and Class M-5A Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised. The pass-through rate of each of the Class M-3F, Class M-4F and Class M-5F Certificates will increase by 0.50% on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

Depositor: Financial Asset Securities Corp.

Servicer: Chase Manhattan Mortgage Corp.

Underwriter: Greenwich Capital Markets, Inc.

Trustee: Wells Fargo Bank Minnesota, National Association.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates:	The Class A-1 Certificates, the Class A-2 Certificates (together the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3A, Class M-3F (together with the Class M-3A Certificates, the "Class M-3 Certificates"), Class M-4A, Class M-4F (together with the Class M-4A Certificates, the "Class M-4 Certificates"), Class M-5A and Class M-5F Certificates (together with the Class M-5A Certificates, the "Class M-5 Certificates" and together with the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***"
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on June 1, 2003.
Expected Pricing Date:	On or about the week of [ ], 2003.
Expected Closing Date:	On or about June 26, 2003.
Expected Settlement Date:	On or about June 26, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2003.
Accrued Interest:	The price to be paid by investors for the Class M-2, Class M-3A, Class M-4A and Class M-5A Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-1, Class A-2, Class M-1, Class M-3F, Class M-4F and Class M-5F Certificates will include accrued interest from June 1, 2003, up to, but not including, the Closing Date (25 days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the M-2, Class M-3A, Class M-4A and Class M-5A Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class A-1, Class A-2, Class M-1, Class M-3F, Class M-4F and Class M-5F Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $[877,030,344] of which: (i) approximately $[609,633,400] consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $[267,396,944] consisted of a pool of non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). As of the Cut-off Date, approximately [6.64]% of the Group I Mortgage Loans and approximately [2.45] % of the Group II Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Offered Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. As of the Cut-off Date, approximately [45.87]% of the Group I Mortgage Loans and approximately [69.87]% of the Group II Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Mortgage Loans.

Roll Date: June 2005.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class A-1, Class A-2, Class M-1, Class M-2, Class M-3A, Class M-4A and Class M-5A Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

The Formula Rate on each of the Class M-3F, M-4F and M-5F Certificates will be equal to the related fixed pass-through rate.

Base Rate:

The "***Base Rate***" is One Month LIBOR plus the related margin for the Class M-2, Class M-3A, Class M-4A and Class M-5A Certificates. The Base Rate for the Class A-1, Class A-2 and Class M-1 Certificates is (i) the related fixed rate for the first 24 Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A-1, Class A-2, Class M-1, Class M-3F, Class M-4F and Class M-5F Certificates).

Maximum Cap:

The "***Maximum Cap***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A-1, Class A-2, Class M-1, Class M-3F, Class M-4F and Class M-5F Certificates).

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.75]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately [0.75]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately [1.50]% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and

(ii) the later to occur of

  (x) the Distribution Date occurring in [July 2006] and

  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [25.50]%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	**Percent**	**Rating**	**Percent**
AAA	[12.75]%	AAA	[25.50]%
AA	[8.25]%	AA	[16.50]%
A	[4.25]%	A	[8.50]%
A-	[3.00]%	A-	[6.00]%
BBB+	[2.00]%	BBB+	[4.00]%
BBB	[0.75]%	BBB	[1.50]%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2006 – June 2006	[2.50]%
July 2007 – June 2007	[3.75]%
July 2008 – June 2008	[4.75]%
July 2009 – June 2009	[5.25]%
July 2010	[5.50]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-5 Certificates, *pro rata*, second to the Class M-4 Certificates, *pro rata*, third to the Class M-3 Certificates, *pro rata*, fourth to the Class M-2 Certificates and fifth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, hird, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, *pro rata*, sixth, monthly interest to the Class M-4 Certificates, *pro rata* and seventh, monthly interest to the Class M-5 Certificates, *pro rata*.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates and then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates and then any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-5 Certificates and lastly to the Class M-5 Certificates.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates and 5) Class M-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least [25.50]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [16.50]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [8.50]% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [6.00]% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [4.00]% credit enhancement and sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [1.50]% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Total Mortgage Loans
As of the Cut-off Calculation Date

NUMBER OF LOANS:	4,474					
TOTAL OUTSTANDING PRINCIPAL BAL:	$877,030,344					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$196,229.58		$26,000.00		$1,012,500.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$196,028.24		$22,900.00		$1,006,647.61	
WAVG CURRENT LOAN RATE:	6.941	%	4.375	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.613	%	2.875	%	7.875	%
WAVG MAXIMUM LOAN RATE:	12.873	%	10.375	%	16.500	%
WAVG MINIMUM LOAN RATE:	6.873	%	4.375	%	10.500	%
WAVG INITIAL PERIODIC RATE CAP:	2.991	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	24	months	2	months	59	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	356	months	175	months	358	months
WAVG ORIGINAL LTV:	80.39	%	13.21	%	100.00	%
WAVG CREDIT SCORE:	651		540		820	
FIRST PAY DATE:			Nov 01, 2002		May 01, 2003	
MATURITY DATE:			Jan 01, 2018		Apr 01, 2033	
TOP PROPERTY STATE CONC ($):	56.28 % California, 4.78 % Florida, 3.56 % Illinois					
MAXIMUM ZIP CODE CONC ($):	0.65 % 92592					

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
22,900 - 50,000	142	5,871,554.88	0.67
50,001 - 100,000	928	72,664,735.57	8.29
100,001 - 150,000	993	124,091,790.29	14.15
150,001 - 200,000	774	135,251,003.17	15.42
200,001 - 250,000	515	115,885,377.35	13.21
250,001 - 300,000	422	115,292,910.42	13.15
300,001 - 350,000	208	67,269,833.80	7.67
350,001 - 400,000	137	51,331,374.36	5.85
400,001 - 450,000	98	42,154,879.59	4.81
450,001 - 500,000	81	38,723,806.51	4.42
500,001 - 550,000	61	32,038,618.53	3.65
550,001 - 600,000	44	25,363,595.63	2.89
600,001 - 650,000	28	17,593,233.30	2.01
650,001 - 700,000	14	9,492,936.47	1.08
700,001 - 750,000	8	5,881,738.49	0.67
750,001 - 800,000	9	7,059,175.59	0.80
800,001 - 850,000	4	3,319,945.18	0.38
850,001 - 900,000	1	851,250.00	0.10
900,001 - 950,000	1	925,937.10	0.11
950,001 - 1,000,000	5	4,960,000.00	0.57
1,000,001 - 1,006,648	1	1,006,647.61	0.11
Total	4,474	877,030,343.84	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	54	4,458,801.41	0.51
240	3	400,545.42	0.05
360	4,417	872,170,997.01	99.45
Total	4,474	877,030,343.84	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 176	2	126,850.96	0.01
177 - 178	52	4,331,950.45	0.49
237 - 238	3	400,545.42	0.05
351 - 352	4	552,900.69	0.06
353 - 354	21	3,575,188.66	0.41
355 - 356	211	38,441,302.32	4.38
357 - 358	4,181	829,601,605.34	94.59
Total	4,474	877,030,343.84	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,129	581,945,360.93	66.35
PUD	707	176,255,982.70	20.10
Condominium	415	78,403,685.83	8.94
Two-Four Family	172	35,408,049.91	4.04
Manufactured Housing	51	5,017,264.47	0.57
Total	4,474	877,030,343.84	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,336	859,379,176.54	97.99
Non-owner	123	15,575,217.20	1.78
Second Home	15	2,075,950.10	0.24
Total	4,474	877,030,343.84	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,676	560,418,822.87	63.90
Cash Out Refinance	1,319	229,405,928.16	26.16
Rate/Term Refinance	479	87,205,592.81	9.94
Total	4,474	877,030,343.84	100.00

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.21 - 15.00	1	34,941.01	0.00
15.01 - 20.00	3	152,681.39	0.02
20.01 - 25.00	3	415,426.81	0.05
25.01 - 30.00	9	812,698.27	0.09
30.01 - 35.00	10	947,276.39	0.11
35.01 - 40.00	8	720,977.74	0.08
40.01 - 45.00	19	3,153,990.70	0.36
45.01 - 50.00	28	2,823,489.73	0.32
50.01 - 55.00	37	5,551,416.07	0.63
55.01 - 60.00	65	12,509,514.45	1.43
60.01 - 65.00	110	19,144,218.23	2.18
65.01 - 70.00	150	28,510,910.39	3.25
70.01 - 75.00	257	58,000,857.17	6.61
75.01 - 80.00	2,470	529,471,916.80	60.37
80.01 - 85.00	445	68,836,833.45	7.85
85.01 - 90.00	399	70,562,661.92	8.05
90.01 - 95.00	401	65,695,252.89	7.49
95.01 - 100.00	59	9,685,280.43	1.10
Total	4,474	877,030,343.84	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	19	1,863,478.78	0.21
Arizona	76	11,026,785.23	1.26
Arkansas	3	164,981.15	0.02
California	1,810	493,625,866.30	56.28
Colorado	93	18,545,194.30	2.11
Connecticut	21	4,180,016.64	0.48
Delaware	3	498,259.56	0.06
Florida	323	41,890,055.48	4.78
Georgia	14	5,051,155.32	0.58
Idaho	7	880,259.18	0.10
Illinois	195	31,199,794.06	3.56
Indiana	61	7,127,467.42	0.81
Iowa	16	1,262,071.40	0.14
Kansas	16	1,626,265.95	0.19
Kentucky	45	4,178,219.05	0.48
Louisiana	1	197,600.00	0.02
Maine	15	1,747,925.42	0.20
Maryland	37	9,258,182.05	1.06
Massachusetts	51	10,749,546.88	1.23
Michigan	210	30,242,322.94	3.45
Minnesota	89	13,902,247.79	1.59
Mississippi	31	2,595,316.02	0.30
Missouri	76	8,042,529.99	0.92
Montana	1	91,872.94	0.01
Nebraska	21	1,916,817.25	0.22
Nevada	83	13,256,482.85	1.51
New Hampshire	12	2,013,803.76	0.23
New Jersey	46	8,384,696.36	0.96
New Mexico	13	2,749,310.30	0.31
New York	99	21,022,129.63	2.40
North Carolina	106	13,579,989.28	1.55
North Dakota	1	102,384.64	0.01
Ohio	188	21,065,883.75	2.40
Oklahoma	4	259,480.72	0.03
Oregon	96	13,710,882.51	1.56
Pennsylvania	39	3,842,640.41	0.44
Rhode Island	6	747,926.58	0.09
South Carolina	31	4,323,952.84	0.49
South Dakota	3	281,830.28	0.03
Tennessee	68	8,028,911.07	0.92
Texas	162	21,499,605.19	2.45

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Utah	79	9,852,919.47	1.12
Vermont	2	315,783.80	0.04
Virginia	39	7,015,586.05	0.80
Washington	115	17,810,750.55	2.03
West Virginia	2	271,227.97	0.03
Wisconsin	43	4,775,895.84	0.54
Wyoming	3	254,038.89	0.03
Total	4,474	877,030,343.84	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,807	764,613,565.35	87.18
No Income Verification	303	52,290,633.74	5.96
No Documentation	279	41,551,934.05	4.74
Limited Income Verification	85	18,574,210.70	2.12
Total	4,474	877,030,343.84	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	298	39,535,786.38	4.51
551 - 575	804	106,545,434.74	12.15
576 - 600	255	41,522,610.20	4.73
601 - 625	620	120,810,760.57	13.77
626 - 650	655	140,325,913.34	16.00
651 - 675	555	123,119,360.56	14.04
676 - 700	396	90,387,454.29	10.31
701 - 725	443	104,334,656.32	11.90
726 - 750	224	53,037,544.75	6.05
751 - 775	149	38,592,231.70	4.40
776 - 800	69	17,694,410.17	2.02
801 - 820	6	1,124,180.82	0.13
Total	4,474	877,030,343.84	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.375 - 5.000	32	7,739,561.11	0.88
5.001 - 6.000	650	173,302,364.18	19.76
6.001 - 7.000	1,544	352,886,811.50	40.24
7.001 - 8.000	1,203	210,105,538.36	23.96
8.001 - 9.000	800	106,563,702.47	12.15
9.001 - 10.000	224	24,333,422.39	2.77
10.001 - 10.750	21	2,098,943.83	0.24
Total	4,474	877,030,343.84	100.00

GROSS MARGIN (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	11	2,386,016.67	0.30
3.001 - 4.000	985	269,573,417.69	33.41
4.001 - 5.000	1,467	304,042,699.22	37.68
5.001 - 6.000	1,017	163,879,683.12	20.31
6.001 - 7.000	466	59,485,045.27	7.37
7.001 - 7.875	59	7,471,220.04	0.93
Total	4,005	806,838,082.01	100.00

MAXIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.375 - 11.000	32	7,739,561.11	0.96
11.001 - 12.000	646	171,980,302.28	21.32
12.001 - 13.000	1,465	332,704,923.61	41.24
13.001 - 14.000	1,033	183,473,714.84	22.74
14.001 - 15.000	664	91,210,261.40	11.30
15.001 - 16.000	161	18,906,165.47	2.34
16.001 - 16.500	4	823,153.30	0.10
Total	4,005	806,838,082.01	100.00

MINIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.375 - 5.000	32	7,739,561.11	0.96
5.001 - 6.000	646	171,980,302.28	21.32
6.001 - 7.000	1,465	332,704,923.61	41.24
7.001 - 8.000	1,033	183,473,714.84	22.74
8.001 - 9.000	664	91,210,261.40	11.30
9.001 - 10.000	161	18,906,165.47	2.34
10.001 - 10.500	4	823,153.30	0.10
Total	4,005	806,838,082.01	100.00

(ARMS ONLY) INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
08/01/03	1	647,796.83	0.08
09/01/03	2	582,892.84	0.07
10/01/03	6	2,313,967.35	0.29
04/01/04	1	170,192.81	0.02
10/01/04	4	552,900.69	0.07
11/01/04	5	799,193.52	0.10
12/01/04	12	2,166,338.13	0.27
01/01/05	22	5,294,379.29	0.66
02/01/05	161	27,782,734.27	3.44
03/01/05	1,740	339,480,223.37	42.08
04/01/05	1,771	351,989,579.45	43.63
05/01/05	20	3,349,608.48	0.42
02/01/06	3	316,082.74	0.04
03/01/06	23	4,846,506.49	0.60
04/01/06	23	3,931,315.97	0.49
01/01/08	1	359,199.99	0.04
02/01/08	6	1,683,078.11	0.21
03/01/08	97	28,371,588.39	3.52
04/01/08	106	32,048,503.29	3.97
05/01/08	1	152,000.00	0.02
Total	4,005	806,838,082.01	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	9	3,544,657.02	0.44
2.000	1	170,192.81	0.02
3.000	3,995	803,123,232.18	99.54
Total	4,005	806,838,082.01	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	2,023	455,355,169.17	51.92
2/28 6 Mo LIBOR ARM	1,712	276,059,788.03	31.48
Fixed Rate	466	69,915,761.14	7.97
5YR IO 5/25 6 Mo LIBOR ARM	190	53,778,071.18	6.13
5/25 6 Mo LIBOR ARM	21	8,836,298.60	1.01
5YR IO 3/27 6 Mo LIBOR ARM	28	6,034,840.46	0.69
6 Mo LIBOR ARM	9	3,544,657.02	0.40
3/27 6 Mo LIBOR ARM	21	3,059,064.74	0.35
BALLOON 15/30	3	276,500.69	0.03
1/29 6 Mo LIBOR ARM	1	170,192.81	0.02
Total	4,474	877,030,343.84	100.00

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	372	61,006,979.89	6.96
12	28	6,130,537.91	0.70
24	2,567	546,116,630.28	62.27
36	1,473	259,386,076.52	29.58
48	31	3,772,701.86	0.43
60	3	617,417.38	0.07
Total	4,474	877,030,343.84	100.00

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	372	61,006,979.89	6.96
Prepayment Penalty	4,102	816,023,363.95	93.04
Total	4,474	877,030,343.84	100.00

DIVIDEND PROGRAM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	4,162	830,007,617.86	94.64
Dividend Loans	312	47,022,725.98	5.36
Total	4,474	877,030,343.84	100.00